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Tony Caccomo

President at NEW HEARTLAND VENTURES, LTD.

Decatur, Illinois

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NEW HEARTLAND VENTURES, LTD.

Niagara University

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500+ connections

We specialize in helping startups and smaller existing businesses open the door to more capitalization, and work with them in developing their real estate and equipment financing.

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National Foodworks Services In the News

 **Tony Caccomo**
Published on LinkedIn

http://marketrealist.com/2016/04/analyzing-archer-daniels-midlands-initiatives-food-innovation/

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Experience

President
NEW HEARTLAND VENTURES, LTD.
Mar 2017 – Present · 1 yr 11 mos

Managing Member
National Foodworks Services, LLC
Jan 2015 – Present · 4 yrs 1 mo
Decatur, Illinois Area

Acquisition, Development and Finance
Developing an Incubator Commercial Kitchen for Food Entrepreneurs and a Co-Packing Facility
Developing a Food Manufacturing Industrial Park in Decatur, IL adjacent to the Research and
Development Lab for Archer Daniels Midland company in Decatur.... See more

Owner

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Decatur, Illinois Area

Packing, Shipping and B2C services, retail and logistics businesses.

Being merged into National Foodworks Services in 2015

Owner
Self Employed
Feb 1981 – Jan 2011 · 30 yrs
Illinois, New York, Indiana, Michigan, Florida, Wisconsin

Real Estate Acquisition, Development, Finance, Management, Sales
Antonio's Gourmet Shop--sales and development

Vice President, Development
Baird & Warner, Inc, Chicago, IL
Jan 1976 – Jan 1981 · 5 yrs 1 mo

National Commercial/Investment Sales, Acquistions, Finance
Development for new products

Education

Niagara University
Bachelor's Degree, BS --Transportation Major
1965 – 1970
Activities and Societies: co-founded the Niagara University Football Club, Inc. and the Nu Alpha chapter of Tau Kappa Epsilon, Sports Editor of Niagara Index, Grand Knight of Knights of Columbus, NU Chapter

Our Lady of Lourdes High School, Poughkeepsie, NY
High School Regents
1961 – 1965
Activities and Societies: Many

Skills & Endorsements

Strategic Planning · 34

Endorsed by **Kevin Kehoe and 1 other** who is highly skilled at this

Leadership · 29

Endorsed by **Kevin Kehoe and 2 others** who are highly skilled at this

Management · 22

Rick Viviani Jr and 21 connections have given endorsements for this skill

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